400 – 1818 Cornwall Avenue, Vancouver, British Columbia, Canada V6J 1C7

Tel: (604) 732-6124     Fax: (604) 874-6124

May 23, 2012

Via EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 2561

Washington, D.C. 20549

Re:	lululemon athletica inc.

Form 10-K filed for Fiscal Year ended January 29, 2012

Filed March 22, 2012

File No. 001-33608

Dear Ms. Jenkins:

This letter is submitted on behalf of lululemon athletica inc. (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s 10-K for the fiscal year ended January 29, 2012 (filed March 22, 2012, File No. 001-33608) (the

“Form 10-K”), as set forth in your letter to the Company dated May 14, 2012. For reference purposes, the text of the comment contained in your letter dated May 14, 2012 have been reproduced herein (in bold), with the Company’s response below such comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 30

Comparison of Fiscal 2011 to Fiscal 2010, page 30

Income from Operations, page 33

1.	We note you present “income from operations before general corporate expenses” by operating segment for the periods presented. We also note the tables you provide on pages 33 and 37 do not include the amount of general corporate expenses as reconciling items. Please confirm to us that you will, in future filings, ensure your segment discussion in Management’s Discussion and Analysis provides a complete discussion of the reconciling items (e.g., general corporate expenses). Refer to Question 104.02 of Compliance & Disclosure Interpretations for Non-GAAP financial measures.

Company Response: The Company confirms that it will, in future filings, ensure its segment discussion in Management’s Discussion and Analysis provides a complete discussion of all reconciling items.

2. We note you refer to “net income” in your segment discussion on page 33 while presenting tables of “income from operations before general corporate expenses” by segment. Please clarify the difference between “net income” and “income from operations before general corporate expenses” in your discussion, if any. Alternatively, please confirm to us that you will replace “net income” with “income from operations before general corporate expense” in future filings.

Company Response: The Company respectfully submits that the term “income from operations” refers to the net income for the entire lululemon enterprise, taken as a whole. “Income from operations before general corporate expenses,” on the other hand, refers only to income attributable to our selling channels, and does not include costs associated with the operation of our corporate headquarters. As a result, such terms are distinct in nature, and not interchangeable.

Notes to the Consolidated Financial Statements, page 53

4. Property and Equipment, page 60

3. You present in your table for fiscal 2011 the addition of $60.0 million in land as well as $5.0 million in buildings, however it is unclear what these additions relate to. Based on the disclosure of fiscal 2011 and 2010 acquisitions on page 60 and 61, it does not appear to be a result of the reacquired franchised stores or the increase in your investment of lululemon Australia Pty. We further note your liquidity discussion of investing activities only discusses the above items as well as capital expenditures for your corporate-owned stores of $34.1 million. Please provide us draft disclosure, to be included in future filings, that discusses what the fiscal 2011 land and building purchases relate to and how these purchases are reflected in your statement of cash flows and discussed in liquidity.

Company Response: The reference to the $60.0 million in land and $5.0 million in buildings, as disclosed in the table on page 60, relates to the Company’s purchase of its principal executive and administrative offices, which purchase took place in March, 2011. This purchase was originally disclosed in Note 19 (Subsequent Events) of the financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2011. Such purchase is reflected in the Company’s statement of cash flows in the Form 10-K as an investing outflow. Additionally, the following statement has been included under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Investing Activities” (page 40) in the Form 10-K:

“The increase in capital expenditures related to corporate activities and administration compared to fiscal 2010 was primarily due to the purchase of our principal executive and administrative offices for $65.1 million plus acquisition-related costs.”

The Company respectfully submits that the disclosures included elsewhere in the Form 10-K, as described above, are sufficient for purposes of explaining such amounts to investors. The Company confirms that it will make similar disclosures to those described above in future filings.

15. Income Taxes, page 70

4. Please provide draft disclosure, to be included in future filings, of the components of income (loss) before income tax expense as either domestic or foreign for the periods presented pursuant to Rule 4-08(h) of Regulation S-X.

Company Response: Excerpted below is draft disclosure, in the form the Company proposes including in future filings, of the components of income (loss) before income tax expense as either domestic or foreign for the periods presented pursuant to Rule 4-08(h) of Regulation S-X, to be included under the “Income Tax” note to the Company’s financial statements. For illustrative purposes, the disclosure below refers to the Company’s relevant financial information for fiscal year 2011.

15   INCOME TAXES

The Company’s income before provision for income taxes, along with current and deferred taxes from federal, state and foreign sources were as follows:

	January 29, 2012	January 30, 2011	January 31, 2010
Income before provision for income taxes
Domestic	$114,481	$57,583	$2,699
Foreign	174,977	125,694	84,011

Income before provision for income taxes	$289,458	$183,277	$86,710

Current taxes
Federal	$45,623	$9,476	$3,621
State	8,438	2,435	243
Foreign	51,126	37,935	25,965

Total current	105,187	49,846	29,829

Deferred taxes
Federal	$73	$11,182	$(2,030)
State	11	635	—
Foreign	(778)	(583)	630

Total deferred	(694)	11,234	(1,400)

Provision for income taxes	$104,494	$61,080	$28,429

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact the undersigned or John E. Currie, the Company’s Chief Financial Officer, at 604-732-6124, or Michael Hutchings, Esq. of DLA Piper LLP (US), our outside counsel, at 206-839-4800, if you have any questions regarding this letter.

Sincerely,

Christine Day

Christine Day

Chief Executive Officer

lululemon athletica inc.

cc:	Mr. Steve S. Lo (SEC Division of Corporate Finance)

Ms. Melissa N. Rocha (SEC Division of Corporate Finance)

Mr. John E. Currie (lululemon athletica inc.)

Mr. David Negus (lululemon athletica inc.)

Mr. Michael Hutchings (DLA Piper LLP (US))

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